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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING


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                                                                SEC FILE NUMBER
                                                                         0-2129
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                                                                   CUSIP NUMBER
                                                                      754688109
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(Check One):

                   /X/ Form 10-K and Form 10-KSB / / Form 20-F
                   / / Form 11-K / / Form 10-Q and Form 10-QSB
                                 / / Form N-SAR

                        For Period Ended: December 31, 1996

/ / Transition Report on Form 10-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form 20-P
/ / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K

For the Transition Period Ended:___________________________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form Shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION
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Full Name of Registrant
                                 THE RAYMOND CORPORATION
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

                                 20 South Canal Street
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City, State and Zip Code

                                 Greene, New York 13778
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PART II -- RULES 12b-25(b) AND (c)
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         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

/X/      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     |
/X/  |   (b) The subject annual report, semi-annual report, transition report
     |       on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will
     |       be filed on or before the 15th calendar day following the
     |       prescribed due date; or the subject quarterly report or transition
     |       report on Form 10-Q, or portion thereof will be filed on or before
     |       the fifth calendar day following the prescribed due date; and

/ /      (c) The accountant's statement or other exhibit required by Rule
             12b-25(c) has been attached if applicable.
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PART III -- NARRATIVE
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         State below in reasonable detail the reasons why the Form 10-K and Form
         10-KSB, 11-K, 20-F, 10-Q and Form-QSB, or N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         As previously disclosed in the Company's Form 10-Q for the quarterly period ended September 30, 1996 under Item 5 - Other Information of
         Part II - OTHER INFORMATION, in October 1996 the Company acquired additional shares of common stock of G.N. Johnston Equipment Co. Ltd. ("Johnston") and Associated Material Handling Industries, Inc. ("Associated"), both distributors of the Company's products. The combined purchase price for the shares of Johnston and Associated was not material to the financial statements of the Company. However, the resultant ownership percentage required the operating results of Johnston and Associated to be consolidated with those of the Registrant starting in the fourth quarter of 1996.

         As a result of the procedures required to integrate these entities into the body of the Form 10-K, the consolidated financial statements and footnotes thereto, and related Form 10-K schedules, the Form 10-K could not be filed within the prescribed time period without incurring unreasonable effort and expense. The Company does not anticipate any significant changes to its Fourth Quarter and Full Year 1996 earnings release dated February 20, 1997.

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PART IV -- OTHER INFORMATION
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    (1) Name and telephone number of person to contact in regard to this notification

        John F. Everts, Treasurer         607                 656-2311
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                (Name)                 (Area Code)        (Telephone Number)

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    (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                        /X/ Yes           / / No

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    (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        / / Yes           /X/ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate cannot be made.
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                             The Raymond Corporation
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                  (Name of Registrant as Specified in Charter)

    Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

    DATE   March 28, 1997                    BY    /s/ William B. Lynn
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                                                    William B. Lynn
                                                    Executive Vice President

    INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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                                   ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).

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                              GENERAL INSTRUCTIONS

    1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

    2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with
        Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

    3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

    4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

    5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report with in the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Registration S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.